Exhibit (h)(d)(4)
EXPENSE LIMITATION AGREEMENT
For the Pacific Dynamix Portfolios and Underlying Portfolios
of Pacific Select Fund
          THIS EXPENSE LIMITATION AGREEMENT, is made as of May 1, 2009, between Pacific Life Fund Advisors LLC (the “Adviser” or “PLFA”) and Pacific Select Fund (the “Trust”), on behalf of each of the Trust’s Pacific Dynamix portfolios and their underlying portfolios (each a “Portfolio,” collectively, the “Portfolios”).
          WHEREAS, the Trust is a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company of the series type; and
          WHEREAS, the Trust and Pacific Life Insurance Company (“Pacific Life”) entered into an Investment Advisory Agreement dated November 9, 1987, as amended and restated on January 1, 2005, as amended, and transferred from Pacific Life to PLFA on May 1, 2007 (“Advisory Contract”), pursuant to which the Adviser is authorized to provide investment advisory services to the Trust and each of its Portfolios for compensation based on the value of the average daily net assets of the Portfolios; and
          WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Portfolios and their shareholders to maintain the expenses of the Portfolios at levels agreeable to the Trust and the Adviser;
          NOW THEREFORE, the parties hereto agree as follows:
I.	Expense Limitation.
A.	Applicable Expense Limit. For purposes of this Agreement “Portfolio Operating Expenses” shall consist of the ordinary operating expenses incurred by a Portfolio in any fiscal year, including advisory fees, service fees and organizational expenses, and excluding extraordinary expenses such as litigation or other expenses not incurred in the ordinary course of the Portfolio’s business. To the extent that the Portfolio Operating Expenses incurred by a Portfolio exceed the Operating Expense Limit, as defined in Section I.B. below, the Adviser shall reimburse the Portfolio for such excess amount (the “Excess Amount”).

B.	Operating Expense Limit. The maximum Operating Expense Limit in any fiscal year with respect to a Portfolio shall be the amount specified in Schedule A based on a percentage of the average daily net assets of the Portfolio for the period described in Section I.C.

C.	Method of Computation. To determine the Adviser’s obligation with respect to the Excess Amount, each day the Portfolio Operating Expenses for each Portfolio shall be annualized. If the annualized Portfolio Operating Expenses of a Portfolio for any month exceeds the Operating Expense Limit for that Portfolio, the

Adviser shall remit to that Portfolio an amount that is sufficient to pay that day’s Excess Amount.

D.	Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of other payments remitted by the Adviser to a Portfolio with respect to the previous fiscal year shall equal the Excess Amount.

E.	Repayment. Each Portfolio agrees to repay the Adviser, out of assets belonging to that Portfolio, any Portfolio Operating Expenses in excess of the Operating Expense Limit paid, reimbursed or otherwise absorbed by the Adviser during the term of this Agreement, provided that the Adviser will not be entitled to repayment for any amount by which such repayment would cause Portfolio Operating Expenses during the fiscal year of such repayment to exceed the then current Operating Expense Limit. Except to the extent consistent with generally accepted accounting principles and the position of the staff of the SEC at the time, no amount will be repaid to the Adviser by a Portfolio more than three fiscal years after the year in which the Adviser reimbursed or otherwise absorbed the Excess Amount.
II.	Term and Termination of Agreement.

This Agreement shall have a term through April 30, 2010. This Agreement shall terminate upon termination of the Advisory Contract, or it may be terminated by the Trust, without payment of any penalty, upon ninety (90) days’ prior written notice to the Adviser at its principal place of business.

III.	Miscellaneous.
A.	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

B.	Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Contract or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Contract or the 1940 Act.

C.	Limitation of Liability. The Adviser shall look only to the assets of the respective Portfolio for performance of this Agreement and repayment of any claim hereunder that the Adviser may have with respect to a Portfolio, and neither any of the other Portfolios of the Trust, nor any of the Trust’s trustees, officers, employees, agents or shareholders, shall be liable therefore

          IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

PACIFIC SELECT FUND

By:	/s/ Howard T. Hirakawa
Name:	Howard T. Hirakawa
Title:	Vice President

By:	/s/ Audrey L. Milfs
Name:	Audrey L. Milfs
Title:	Vice President & Secretary

PACIFIC LIFE FUND ADVISORS LLC

By:	/s/ Howard T. Hirakawa
Name:	Howard T. Hirakawa
Title:	VP, Fund Advisor Operations

By:	/s/ Audrey L. Milfs
Name:	Audrey L. Milfs
Title:	Vice President & Secretary

SCHEDULE A
OPERATING EXPENSE LIMITS

Portfolio	Maximum Operating Expense Limit (as a percentage of average net assets)
Pacific Dynamix – Conservative Growth	0.65
Pacific Dynamix – Moderate Growth	0.65
Pacific Dynamix – Growth	0.65
PD Large-Cap Value Index	0.17
PD Large-Cap Growth Index	0.17
PD Small-Cap Value Index	0.21
PD Small-Cap Growth Index	0.21
PD Aggregate Bond Index	0.17
PD High Yield Bond Index	0.34
PD International Large-Cap	0.30
PD Emerging Markets	0.97

*	This amount includes the average daily net expenses of the underlying portfolios in which it invests.